

August 20, 2020

Corey Sanders
Chief Financial Officer
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, NV 89109

      Re: MGM Resorts International
          Form 10-K for the year ended December 31, 2019
          Filed February 27, 2020
          File No. 001-10362

Dear Mr. Sanders:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction